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FORM 3
                                                            OMB APPROVAL
                                                        OMB NUMBER: 3235-0104
                                                     EXPIRES: SEPTEMBER 30, 1998
                                                      ESTIMATED AVERAGE BURDEN
                                                        HOURS PER RESPONSE 0.5

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


1.        Name and Address of Reporting Person

Morrison                         Michael                              C.
(Last)                           First)                            (Middle)

Middlemarch, 4 Lissoms Road, Chipstead, Surrey
                                 (Street)

London                           ENGLAND                            CR5 3LE
(City)                           (State)                            (Zip)


2.        Date of Event Requiring Statement (Month/Day/Year)

          02/01/97

3.        IRS or Social Security Number of Reporting Person (Voluntary)

4.        Issuer Name and Ticker or Trading Symbol

          Financial Services Acquisition Corporation
          (Common Stock:  "FSAT"; Series B Warrants:  "FSATZ")

5.        Relationship of Reporting Person(s) to Issuer (Check all applicable)

(    )    Director                             (     )  10% Owner
(    )    Officer (give title below)           ( X )    Other (specify below)

Chief Operating Officer of Issuer Subsidiary

6.        If Amendment, Date of Original (Month/Day/Year)



7.        Individual or Joint/Group Filing (Check applicable line)

(X  )     Form filed by One Reporting Person
(   )     Form filed by More than One Reporting Person

                                                                          Page 1


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             Table I - Non-Derivative Securities Beneficially Owned


1.  Title of Security                      2.  Amount of Securities      3.  Ownership Form:  Direct        4.  Nature of Indirect
      (Instr. 4)                                Beneficially Owned            (D) or Indirect (I)              Beneficial Ownership
                                                (Instr. 4)                    (Instr. 5)                       (Instr. 4)

a.  Common Stock, par value $.001          12,805                         D

b.

c.

d.

e.

f.


               Table II - Derivative Securities Beneficially Owned (e.g, puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Securities           2.   Date Exercisable and            3.   Title and Amount of Securities Underlying
                                                   Expiration Date                      Derivative Security
      (Instr. 4)                                   (Month/Day/Year)                     (Instr. 4)

                                              Date               Expiration                                            Amount of
                                              Exercisable        Date                       Title                      Number of
                                                                                                                       Shares

a.  Series B Redeemable Common Stock          Immediate        11/30/01        Common Stock, par value $.001           21,505
     Purchase Warrants

b.  Options - Right to Buy                    (1)              08/26/06        Common Stock, par value $.001           50,000


c.

d.

e.

f.


4.   Conversion or Exercise Price             5.   Ownership Form of               6.   Nature of Indirect Beneficial Ownership
      of Derivative Security                        Derivative Security:
                                                    Direct (D) or Indirect (I)           (Instr. 5)
                                                    (Instr. 5)

a.  $5.00                                     D

b.  $5.00                                     D

c.

d.

e.

f.


Explanation of Responses:

(1) Options were all granted on August 27, 1996 under the issuer's 1996 stock option plan and have 10 year terms (unless the reporting person's employment with the issuer terminates earlier). 20% of the options become exercisable on each of the 1st, 2nd, 3rd, 4th and 5th anniversaries of the date of grant.

/s/ Michael C. Morrison                        February 10, 1997
-----------------------------------------      --------------------------------
**Signature of Reporting Person                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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